1933 ACT FILE NO.  333-68723
                                                     1940 ACT FILE NO. 811-09143

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-2


                             REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933                     /X/

                          PRE-EFFECTIVE AMENDMENT NO.                       / /

                        POST-EFFECTIVE AMENDMENT NO. 1                      /X/
                                     AND/OR
                        REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940                      /X/

                               AMENDMENT NO. 2                              /X/
                        (CHECK APPROPRIATE BOX OR BOXES)

                   EATON VANCE FLORIDA MUNICIPAL INCOME TRUST
                   ------------------------------------------
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                 24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
                 ----------------------------------------------
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 (617) 482-8260
                                 --------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                 ALAN R. DYNNER
                 24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
                 ----------------------------------------------
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                  -------------
                                    COPY TO:

            MARK P. GOSHKO, ESQ.              THOMAS A. HALE, ESQ.
            KIRKPATRICK & LOCKHART LLP        SKADDEN, ARPS, SLATE, MEAGHER
            ONE INTERNATIONAL PLACE             & FLOM LLP (ILLINOIS)
            BOSTON, MASSACHUSETTS 02110       333 WACKER DRIVE
                                              CHICAGO, ILLINOIS 60606

     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

/X/ This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement for the same offering is 333-68723.

     If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. / /

      CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
--------------------------------------------------------------------------------
                                                                   PROPOSED
                                        MAXIMUM       PROPOSED      MAXIMUM
                           AMOUNT      OFFERING       AGGREGATE    AMOUNT OF
     TITLE OF SECURITIES    BEING        PRICE        OFFERING    REGISTRATION
     BEING REGISTERED   REGISTERED(2)  PER UNIT(1)    PRICE(1)(2)   FEE(1)(2)
--------------------------------------------------------------------------------
Common Shares of         4,197,500      $15.00      $62,962,500    $17,504
Beneficial Interest
--------------------------------------------------------------------------------
*$15,846 has been previously paid.
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Includes 547,500 shares which may be offered by the Underwriters pursuant to an option to cover over-allotments.

                   EATON VANCE FLORIDA MUNICIPAL INCOME TRUST

                              CROSS REFERENCE SHEET
                           ITEMS REQUIRED BY FORM N-2

PART A
ITEM NO.          ITEM CAPTION                   PROSPECTUS CAPTION
-------           ------------                   ------------------

 1..............  Outside Front Cover         Front Cover Page
 2..............  Inside Front and
                    Outside Back Cover Page   Front and Back Cover Page
 3..............  Fee Table and Synopsis      Prospectus Summary; Trust Expenses
 4..............  Financial Highlights        Not Applicable
 5..............  Plan of Distribution        Front Cover Page; Prospectus
                                               Summary; Underwriting; Dividend
                                                Reinvestment Plan
 6..............  Selling Shareholders        Not Applicable
 7..............  Use of Proceeds             Use of Proceeds; Investment
                                               Objective, Policies and Risks
 8..............  General Description         Management of the Trust;
                    of the Registrant          Investment Objective, Policies
                                               and Risks; Description of
                                               Capital Structure
 9..............  Management                  Management of the Trust;
                                               Shareholder Servicing Agent,
                                               Custodian and Transfer Agent
10..............  Capital Stock, Long-Term    Distributions and Taxes; Dividend
                  Debt, and Other Securities   Reinvestment Plan; Description
                                               of Capital Structure
11..............  Defaults and Arrears on     Not Applicable
                    Senior Securities
12..............  Legal Proceedings           Not Applicable
13..............  Table of Contents of the    Table of Contents of the
                  Statement of Additional      Statement of Additional
                  Information                  Information


PART B                                                STATEMENT OF
ITEM NO.          ITEM CAPTION                ADDITIONAL INFORMATION CAPTION
--------          ------------                ----------------------------------

14..............  Cover Page                  Cover Page
15..............  Table of Contents           Table of Contents
16..............  General Information         Not Applicable
                    and History
17..............  Investment Objective        Additional Investment Information
                    and Policies               and Restrictions
18..............  Management                  Trustees and Officers; Investment
                                               Advisory and Other Services
19..............  Control Persons and         Other Information
                    Principal Holders of
                    Securities
20..............  Investment Advisory and     Investment Advisory and Other
                    Other Services             Services
21..............  Brokerage Allocation and    Portfolio Trading
                    Other Practices
22..............  Tax Status                  Taxes
23..............  Financial Statements        Financial Statements

NOTE: This Registration Statement is being filed by the Eaton Vance Florida Municipal Income Trust (the "Registrant") pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended. The Registrant hereby incorporates by reference into this Registration Statement the contents of the Registrant's Registration Statement on Form N-2 and all amendments thereto (File No. 333-68723) declared effective on January 26, 1999 by the Securities and Exchange commission (the "Commission") including each of the documents filed by the Registrant with the Commission therein.

                   EATON VANCE FLORIDA MUNICIPAL INCOME TRUST

                                     PART C

                                OTHER INFORMATION



                                     NOTICE


A copy of the  Agreement  and  Declaration  of  Trust  of  Eaton  Vance  Florida
Municipal Income Trust is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on the 27th day of January, 1999.

                                         EATON VANCE FLORIDA MUNICIPAL
                                             INCOME TRUST

                                         By:  THOMAS J. FETTER*
                                             ---------------------------
                                             Thomas J. Fetter, President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     SIGNATURE                     TITLE                            DATE
     ---------                     -----                            ----

                               President (Chief Executive
THOMAS J. FETTER*              Officer)                        January 27, 1999
----------------
Thomas J. Fetter

JAMES L. O'CONNOR*             Treasurer (Principal            January 27, 1999
------------------------       Financial and Accounting
James L. O'Connor              Officer)

JESSICA M. BIBLIOWICZ*         Trustee                         January 27, 1999
------------------------
Jessica M. Bibliowicz

DONALD R. DWIGHT*              Trustee                         January 27, 1999
------------------------
Donald R. Dwight

JAMES B. HAWKES*               Trustee                         January 27, 1999
------------------------
James B. Hawkes

SAMUEL L. HAYES, III*          Trustee                         January 27, 1999
------------------------
Samuel L. Hayes, III

NORTON H. REAMER*              Trustee                         January 27, 1999
------------------------
Norton H. Reamer

LYNN A. STOUT*                 Trustee                         January 27, 1999
------------------------
Lynn A. Stout

JACK L. TREYNOR*               Trustee                         January 27, 1999
------------------------
Jack L. Treynor


*By  ALAN S. DYNNER
     -----------------------------------
     Alan R. Dynner (AS ATTORNEY-IN-FACT)

                                  EXHIBIT INDEX


EXHIBITS           DESCRIPTION
--------           -----------

 (l) Opinion and consent of Kirkpatrick & Lockhart LLP as to the Registrant's Common Shares filed herewith.




                                       3